Free Writing Prospectus Filed Pursuant to Rule 433
(Related to Preliminary Prospectus Supplement Dated March 3, 2008)
Registration No. 333-72312
March 3, 2008
Pricing Term Sheet
Kellogg Company
$750,000,000 4.25% Notes due 2013

Issuer:	Kellogg Company
Size:	$750,000,000
Maturity:	March 6, 2013
Coupon:	4.25%
Interest Payment Dates:	March 6 and September 6, commencing September 6, 2008
Price:	99.813% of face amount
Yield to maturity:	4.292%
Spread to Benchmark Treasury:	180 bps
Benchmark Treasury:	UST 2-3/4% due February 28, 2013
Benchmark Treasury Price and Yield:	101.6+; 2.492%
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	T+ 3; March 6, 2008
CUSIP:	487836 BA 5
Ratings (Moody’s/S&P/Fitch):	A3/BBB+/BBB+
Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Co-Managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Fortis Securities LLC
HSBC Securities (USA) Inc.
Lloyds TSB Bank plc
Mitsubishi UFJ Securities International plc
Rabo Securities USA, Inc.
SG Americas Securities, LLC
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.